UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequence Financial Specialists, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

781 Meeting Street Suite B
(No. and Street)

Charleston	SC	29403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Michael Grady — 843-853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser & Company, LLC
(Name – *if individual, state last, first, middle name*)

149 East Bay Street, Suite 200	Charleston	SC	29401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Michael Grady _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequence Financial Specialist LLC _____ , as of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Principal & Senior Managing Director

Title

STATE OF SOUTH CAROLINA
COUNTY OF FLORENCE

Sworn to (or affirmed) and subscribed before me
this 20 day of Feb., 2020
by Michael Grady

Andrea J. Graham - Notary Public
My Commission Expires 02-24-2025

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

SEQUENCE FINANCIAL SPECIALISTS LLC
CHARLESTON, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

PUBLIC REPORT

SEQUENCE FINANCIAL SPECIALISTS LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS   Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sequence Financial Specialists LLC
Charleston, South Carolina

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sequence Financial Specialists LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sequence Financial Specialists LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Sequence Financial Specialists LLC's management. Our responsibility is to express an opinion on Sequence Financial Specialists LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sequence Financial Specialists LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Glaser and Company, LLC

We have served as Sequence Financial Specialists LLC's auditor since 2007.
Glaser and Company, LLC
Charleston, South Carolina
February 24, 2020

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	892,696
Prepaid contract fees and other assets		65,149
Accounts receivable		107,113
Property and equipment, net of accumulated depreciation of $43,315		96,014
Total Assets	$	1,160,972

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	59,873
Accrued expenses		96,160
Operating lease liability		78,720
Total Liabilities		234,753
MEMBER'S EQUITY:		
Membership interest		926,219
Total Liabilities and Member's Equity	$	1,160,972

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Financial Specialists LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

Sequence Financial Specialists LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary lines of business are providing access to capital for alternative investments including serving as the managing broker dealer for such investments; serving as intermediary for mergers and acquisitions and special financing needs and debt restructuring; serving as an administrative service provider to regional centers and direct pooled investments for EB-5 transactions; and serve as referring broker dealer for EB5 transactions involving foreign investors. The Company is a South Carolina Limited Liability Company.

The Company operates under the provisions of Paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Limited Liability Company

The member of Sequence Financial Specialists LLC has limited liability.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. The Company had $642,696 in cash balances in excess of FDIC coverage at December 31, 2019. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Contract Fees and Other Assets

Prepaid contract fees and other assets primarily are comprised of prepaid contract placement fees totaling $65,149 for services to be performed in the 2019 fiscal year.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2019 was $3,675.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2019, Sequence Financial Specialists LLC had $32,819 in advertising expenses.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018. The adoption of this ASU did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of a single performance obligation. Consulting fees are substantially reported based on an hourly rate (or other arranged billing schedule) and billed on a monthly basis and recognized in the period of service. Merger and acquisition success fee engagements have initial upfront fees which are recognized under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Private placement fees are generally for real estate transactions that have been on a min/max basis to date; therefore, no fees are earned or recorded until the minimum is reached and a closing occurs. All payments are received at closing. Fees for EB-5 transactions are earned at various stages based on the approval process for the foreign investor. Revenue recognition occurs when such approval for each stage is complete.\

Leases

The Company recognizes a right-of-use asset and lease liability at the commencement date. The right-of-use asset is measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest implicit in the lease, or, if that rate cannot be determined, the Company's incremental borrowing rate.

Income Taxes

The Company was established as a Limited Liability Company (LLC), which, in lieu of corporate income taxes, the member of an LLC is taxed on its proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES - CONTINUED

Concentration in Business

During the year ended December 31, 2019, 90% of the Company's operating revenue came from one customer; no outstanding accounts receivable due from this customer at December 31, 2019. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

Contingencies

On December 27, 2017, the Company, and four other defendants, were named in a complaint filed in the United States Bankruptcy Court for the District of South Carolina. Counsel for the Company has reviewed the Trustee's complaint and, in response, filed a motion to dismiss that Counsel believes is supported by strong legal arguments. The claim is in the early stage of the proceeding, and counsel is unable to predict the likelihood of an adverse result to the Company or, if there was an adverse result, the range of possible damages that could be awarded. Based upon this position, the Company has not provided an accrual for this contingency at December 31, 2019.

Industry and Regulatory Requirements

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 are as follows:

Software	$	8,457
Office equipment & furniture		39,082
Right of use asset		91,790
		139,329
Accumulated depreciation		(43,315)
Net property and equipment	$	96,014

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2019, the Company had net capital of $736,663, which was in excess of the required net capital balance.

5. LEASES

The Company has entered into operating leases and subleases associated with its office spaces and office equipment. The leases have terms of up to 5 years and include monthly payments of $1,200, $1,020 and $199, respectively. Future minimum lease payments under these leases are as follows:

2020	$	25,198
2021		17,478
2022		17,732
2023		16,011
2024		9,179
	$	85,598

6. RECENT PRONOUNCEMENTS

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016- 02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standard retrospectively but noted the were no material changes to this retrospective application. The Company has fully adopted the provisions of this standard in 2019.

7. **SUBSEQUENT EVENTS**

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2019, through February 24, 2020, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.